SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 16, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the presentation materials used by UBS AG on Investor Day, November 16, 2010, which appear immediately following this page.

On the right track November 16, 2010 Investor Day 2010

Agenda UBS Investor Day - November 16, 2010 Note: the agenda may be subject to change Start End Topic Speaker 10:00 10:15 Opening remarks Oswald Grubel 10:15 10:35 Finance John Cryan 10:35 10:55 Risk control Philip Lofts 10:55 11:40 Investment Bank Carsten Kengeter 11:40 12:00 Q&A Morning presenters 12:00 13:20 Lunch Morning presenters 13:20 13:40 Global Asset Management John Fraser 13:40 14:00 Wealth Management Americas Bob McCann 14:15 14:30 Coffee break 14:30 15:15 Wealth Management Jurg Zeltner 15:15 15:35 Retail & Corporate / U BS Switzerland Lukas Gahwiler 15:35 16:00 Q&A Afternoon presenters 16:00 17:00 Afternoon tea Afternoon presenters 14.00 14:15 Q&A B. McCann, J. Fraser

UBS Investor Day presentation index 1. Finance 2. Risk control 3. Investment Bank 4. Global Asset Management 5. Wealth Management Americas 6. Wealth Management 7. UBS Switzerland

Finance John Cryan Group Chief Financial Officer November 16, 2010 Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages Key messages Improved profitability may give rise to further deferred tax asset recognition We believe we can achieve required levels of capital through retained earnings We are scaled for growth and reconfirm our CHF 15 billion Group pre-tax profit target in the medium-term

Our financial performance has improved 1 Quarterly net profit attributable to UBS shareholders annualized / average equity attributable to UBS shareholders Group revenues Group pre-tax profit Diluted earnings per share Return on equity1 (CHF billion) (CHF) (%) Group revenue 5.0 5.8 5.8 6.1 9.0 9.2 6.7 107% 115% 106% 84% 70% 71% 88% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 Cost / income ratio (CHF billion) (1.6) (1.3) 0.8 2.6 2.8 0.9 (0.6) 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

2.0 2.5 4.1 4.7 4Q07 4Q08 4Q09 3Q10 Our financial condition is strong 1 Capital information in 4Q07 under Basel 1 2 Equity attributable to UBS shareholders / total assets adjusted for PRVs based on capital adequacy netting Balance sheet Tier 1 capital and capital ratios Risk-weighted assets Leverage / common equity ratio2 (CHF billion) (CHF billion) (CHF billion) (%) ....and we will continue to carefully manage our resources to deliver our medium-term targets

And we are scaled for growth We are reconfirming our medium-term targets 1 9M10 capital is under Basel 2 Pre-tax profit 9M10 annualized medium- term target 8.3 ~15 ~7 Cost / income ratio Return on equity 9M10 Medium-term target Core tier 1 capital1 (CHF billion) Balance sheet excl. PRVs (CHF trillion) 0.9 1.0 30 45-50 ~75% 65-70% 18% 15-20% (CHF billion)

Medium-term targets by business division Revenues Implied operating expenses based on cost / income targets Pre-tax profit Medium-term target 9M10 annualized (CHF billion) 1 9M10 annualized excludes net restructuring charges of CHF 167 million and provision related to an arbitration matter of CHF 78 million 2 9M10 annualized excludes own credit ~ > ~

Key messages Key messages Improved profitability may give rise to further deferred tax asset recognition We believe we can achieve required levels of capital through retained earnings We are scaled for growth and reconfirm our CHF 15 billion Group pre-tax profit target in the medium-term

Basel 2.5 Basel 3 Basel 3 pro forma Risk-weighted assets under Basel 3 RWAs will be more volatile in the new regulatory environment Basel 2 30.9.10 Basel 2.5 pro forma Basel 3 Other (mainly CVA) (CHF billion) Mitigation efforts & growth The impact of Basel 3 can be mitigated by: Reducing securitization exposure esp. residual risk positions (e.g. student loan ARS inventory) Changes to the hedging of counterparty risk The roll-off of replacement values Moving trades from OTC to central counterparty settlement and clearing We will actively manage risk positions to mitigate the impact of regulatory changes Revised deduction treatment Basel 3

Callable 2011-2017 Expected to be utilized against future taxable income Capital build-up through retained earnings Tier 1 capital: Basel 2 to Basel 3 We can achieve required levels of capital through retained earnings Basel 2 tier 1 capital Tier 1 hybrid instruments DTAs on NOLs Prepaid pension costs Own credit on NRVs Revised treatment of deduction items Other Basel 3 tier 1 capital Medium-term target 1 Rules have not yet been defined (CHF billion) We do not expect to pay dividends for some time to come Exposures in financial industry deduction1

Basel 3 and Swiss regulatory proposals - illustrative example Swiss ExCo minimum Low trigger Cocos High trigger Cocos Basel 3 minimum Regulatory proposals We expect to meet regulatory proposals within the implementation timeframe 1 Based on consensus estimates collected on 14.10.10 from 28 sell-side analysts, not UBS targets. Earnings shown are not endorsed or verified by UBS, but are used for illustrative purposes only 7.0 13.0 19.0 Core tier 1 ratio assuming CHF 300 billion RWA Core tier 1 ratio assuming CHF 400 billion RWA 10.0 14.2 0% 5% 10% 15% 20% 25% 30% 35% 3Q10 14.4 17.4 20.4 23.3 26.3 29.3 32.2 35.2 10.8 13.0 15.3 17.5 19.7 21.9 24.2 26.4 2012 2013 2014 2015 2016 2017 2018 2019 Assumptions: Additions to tier 1 capital of CHF 2.4 billion from 2012 due to the revised deduction treatment for securitizations Deductions to tier 1 capital of CHF 7 billion from end of 2012 (Basel 3: start 2014 with 5-year phase-in period thereafter) Approximately half of the current deferred tax assets on NOLs utilized by 2013 (CHF 8.3 billion at 30.9.10) All future earnings retained: based on analysts' estimates1 between now and 2012, thereafter flat

Key messages Key messages Improved profitability may give rise to further deferred tax asset recognition We believe we can achieve required levels of capital through retained earnings We are scaled for growth and reconfirm our CHF 15 billion Group pre-tax profit target in the medium-term

Unrecognized tax loss carry forwards tax-effected CHF 21.0 billion Recognized DTAs on net operating losses (NOLs) CHF 8.3 billion2 Deferred tax assets on net operating losses Unrecognized tax loss carry-forwards of CHF 21.0 billion tax-effected Represents tax losses available to be offset against potential tax adjustments or future taxable income (CHF 54.3 billion x tax rate of ~39%1) Profitability assumptions over a 5-year horizon form the basis for the recognition of deferred tax assets (DTAs) Longer term changes in earnings will have an impact The haircuts currently applied to Investment Bank (50%) and WMA (25%) profit forecasts for DTA recognition purposes may be reduced based on the develop-ment of a profitability track record 5-year profitability assumptions are reviewed quarterly Significant DTA revaluations are dependent on the availability of new profit forecasts and / or changes in assumptions based on past performance or changes in business activities All other things equal, the level of US DTAs will remain constant for some time as additional unrecognized tax losses will be recognized and offset the use of DTAs against profit in a given year Largest proportion of unrecognized tax losses in the US and UK US federal tax losses can be carried forward for 20 years, indefinitely in the UK We have recognized deferred tax assets on a limited portion of our tax losses 1 Most available tax losses were incurred in the US. These gave rise to US tax losses and also Swiss tax losses from the write-down of US subsidiaries in UBS AG 2 Total DTAs CHF 8,852 million on 30.9.10, of which CHF 8,345 million DTAs on NOLS and CHF 507 million other DTAs relating to compensation and benefits, trading assets and other Improved profitability may give rise to further recognition of DTAs

Key messages Key messages Improved profitability may give rise to further deferred tax asset recognition We believe we can achieve required levels of capital through retained earnings We are scaled for growth and reconfirm our CHF 15 billion Group pre-tax profit target in the medium-term

Risk control November 16, 2010 Philip Lofts Group Chief Risk Officer Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. UBS undertakes no obligation to update the information contained herein. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages Disciplined risk management is at the core of UBS RWAs will be more volatile as reported under Basel 2.5 Our risk profile today is low. It will increase in line with growth in our businesses

UBS risk-weighted assets Development by risk category Both the mix and absolute level of RWAs have remained stable in 2010 (CHF billion)

Market risk: Investment Bank VaR 1-day 95% management VaR to 30.9.10 Reflects active risk management Overall VaR remains low (80) (75) (70) (65) (60) (55) (50) (45) (40) (35) Jan Feb Mar Apr May Jun Jul Aug Sep (CHF million) 1-year timeseries 5-year timeseries

Credit risk: Investment Bank Banking products portfolio Sub-investment grade exposure Sub-investment grade exposure by rating bucket and by LGD (30.9.10) (CHF billion) Entire Investment Bank Banking products portfolio = CHF 43.4 billion CHF 15.8 billion is rated Sub-investment grade, of which CHF 2.3 billion has an LGD higher than 50% Year-to-date net credit recovery of CHF 107 million

Credit risk: Investment Bank Traded products portfolio Investment grade vs. sub-investment grade by counterparty type (CHF billion) For the majority of the non-collateralized portfolio, CVA is based on market observable credit spreads Dominated by investment grade counterparties with large concentration to regulated financial institutions and funds, and sovereigns Relatively short-dated (approx 25% less than 1 year, 40% 1-5 years, 35% over 5 years)

Credit risk: Wealth Management & Swiss Bank Banking products exposure WM&SB banking products portfolio (total CHF 205 billion) of which: unsecured loans by industry sector Product mix dominated by secured lending in real estate and marketable securities Small portion unsecured with wide industry distribution Year-to-date credit loss expense: CHF 9 million

Risk profile Expected developments RWA Market risk Credit risk Basel 2.5 / Basel 3 requirements and growth plan execution Growth plan execution Overall stable though some growth due to increased loan under writing and Lombard loans

Key messages Disciplined risk management is at the core of UBS RWAs will be more volatile as reported under Basel 2.5 Our risk profile today is low. It will increase in line with growth in our businesses

Basel 2.5 Introduction of four new measures to supplement the current market risk capital Securitization Incremental risk charge (IRC) Comprehensive risk measure (CRM) Stressed VaR Carve out measure from securitization treatment for a correlation portfolio New capital charge for default (as against price volatility) and credit migration risk on the trading book In lieu of calculating IRC, securitization exposure in the trading book will be subject to higher capital requirements calculated off the Rating Based Approach used in the banking book 10-day 99% VaR with model inputs calibrated to historical data from a period of significant financial stress relevant to the firm's portfolio The impact of these four components on our current portfolio plus expected business growth results in an expected RWA of ~CHF 300 billion under Basel 2.5

Basel 2.5 Basel 2.5 will result in an increase of the volatility of RWAs CHF billion Basel 2 30.9.10 Stressed VaR IRC CRM Securitization Basel 2.5 At UBS, Stressed VaR and IRC measures will be the more volatile components Stressed VaR and the IRC measures will add to the volatility of the RWAs Early adoption mandated by FINMA on 1 January 2011 RWAs of ~CHF 300 billion as reported under Basel 2.5 takes our growth plans into account

Key messages Disciplined risk management is at the core of UBS RWAs will be more volatile as reported under Basel 2.5 Our risk profile today is low. It will increase in line with growth in our businesses

Risk management and control principles Protection of financial strength 1 Protection of reputation 2 Business management accountability 3 Independent controls 4 Risk disclosure 5 Five key principles underpin UBS's risk management and control framework and allow the firm to achieve an appropriate balance between risk and return

How do we control risk? One single measure is not sufficient All elements of the framework play a key role in the decision-making processes in the Bank Firm-wide risk aggregation framework Portfolio specific scenario measures Sub portfolio measures Detailed position limits Firm-wide risk exposure metrics are complemented with a granular limit framework with portfolio and position limits at the group and divisional level Statistical measurement Stress measures Risk sensitivities Jump to zero / recovery controls

How do we control the entry / re-entry into new business? Disciplined process in place New business Evaluation of metrics / strategic fit Control / logistic review Tracking of approval conditions Review and approval process in place Ensures all material risks are identified, evaluated and appropriately addressed, and that the infrastructure is in place to support the business Elevated risks, including reputation risks, are escalated to senior management Proposals are reviewed and approved by all impacted control and logistics functions Compliance with conditions imposed as part of the approval are tracked and reviewed

Key messages Disciplined risk management is at the core of UBS RWAs will be more volatile as reported under Basel 2.5 Our risk profile today is low. It will increase in line with growth in our businesses

Investment Bank November 16, 2010 Carsten Kengeter CEO UBS Investment Bank Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Disclaimer Cautionary statement regarding forward-looking statements Unless otherwise indicated, all source data from UBS Investment Bank. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. 2009 Normalization Details: exclusion of losses on residual risk positions (CHF 4.7 billion) based on previous disclosure; normalization of Credit Loss Expense (CHF 1.3 billion), including amount related to reclassified securities (remaining adjustment based on 2004-2009 CLE average excluding reclassified securities); normalization of funding (adjustments of CHF 0.6 billion based on 3Q09 funding); exclusion of own credit charge (CHF 2.0 billion); exclusion of restructuring and other adjustments (CHF 0.6 billion) based on previous disclosure. Assets and RWA exclude residual risk positions. 2010 Normalization Details: exclusion of gains on residual risk positions (CHF 0.6 billion); exclusion of own credit charge (CHF 0.04 billion); exclusion of UK Bank Payroll Tax (CHF 0.2 billion). Assets and RWA exclude residual risk positions. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Key messages We are delivering on our stated strategy We are executing with better aligned capabilities across the Investment Bank We reconfirm our medium-term targets

We are doing what we said we would do Rebuild selected businesses, enhance strengths and increase integration Align Equities and FICC within the Securities platform and establish IBD as lead corporate marketer Reduce residual risk positions Operate a client-centric business model based on flow and advice Continue to embed the new risk framework and culture within the organization

We have returned to profitability Profit before tax

Our financial performance has improved We have increased our share of revenues ... .... reflecting an improved performance in FICC 1 Normalized data for UBS Investment Bank numbers; Peer data based on UBS Investment Bank analysis of selected peers (GS, CS, Citi, MS, DB, BofA, JPM, Barc) reported revenues, converted to CHF at the constant FX rate of USD / CHF = 1.02 % change (Fixed Income revenues 9M09-9M10)1 UBS's share of Fixed Income revenues1 UBS's share of Total IB revenues1 16% (21%) UBS Peers average

Increased returns with an investment in talent Returns have increased RoA RoRWA Operating expenses reflect investments in talent Cost / income (%) Personnel (FTE, 000's) Reported data Normalized data

We continue to fill critical needs with selective hiring …

	Securities		IBD
2010 Key hires[1]	**72 hires YTD** 21% of total Securities headcount 34 new MDs / EDs (7 cross-product distribution)		**168 IBD hires YTD** 8% of total IBD headcount 44 new coverage MDs / EDs
	FICC	**Equities**	
	420 FICC hires YTD 19% of total FICC headcount 225 new MDs / EDs (72 distribution)	**321 EQ hires YTD** 11% of total EQ headcount 124 new MDs / EDs (59 distribution)	
Well positioned[2]	Maintained #2 Global FX House UBS Delta: Best Technology Vendor for Pricing and Analytics and for Risk Management	Maintained Top 3 globally in 1H10 with 11% market share Maintained #1 rank in European Equity survey Best Equity Bank in Asia	Maintained Top 5 position in Equity Issuance #5 in DCM (2009 #12) Maintained Top 5 in Asia and EMEA Maintained #1 in Australia

… to deliver world class solutions to our clients

UBS

1 YTD actual new joiners (excluding graduates) who started as of 30.9.10

2 FX: 2010 Euromoney Awards; UBS Delta: Credit magazine's Credit Awards; Equities: based on UBS management assessment; Equity survey: Thomson Reuters Extel Survey 2010 (across research (10th year), sales (9th year) and trading/execution (from #2 in 2009)); Equity Asia: 2010 Global Finance; Equity issuance and DCM: Based on 9M10 Dealogic data (volumes) - equity issuance includes IPO and follow-ons; Regional IBD rankings: based on 9M10 Dealogic data (fees)

7

Securities – a new organizational structure …

From a "siloed" structure…

FICC

- Sales & Trading
- DCM, GSF
- FICC Research
- Quants
- Structured Products
- FICC Clearing
- Macro, Credit, EM

Equities

- Sales & Trading
- Equity Research
- Structured Products
- Prime Brokerage
- ETD
- Cash
- Derivatives

… to a holistic Securities business



Securities Distribution / Client Technology
Rates
FX
Commd.
Credit
Equities
GCM, GSF, LCM, Structured Financing, Derivatives[1]
Research
Prime Services
Quants
Structured Products
Funding and Treasury Trading

Key priorities

- Securities Distribution
  - Co-ordinated client coverage
  - Client segmentation
  - Consistent currency for client credits
- Cross-asset delivery
  - Improve cross-selling
  - Enhance idea generation
  - Leverage platforms
  - Optimize funding
  - Optimize resources
  - Regulatory analysis and expertise
  - Mobilize talent

… to improve market position and delivery to clients

1 GCM = Global Capital Markets; LCM = Leveraged Capital Markets; GSF = Global Syndicated Finance

8

FICC - increased revenues with controlled resource usage ... FICC assets ex-PRVs 1% 8% FICC RWAs

FICC - positioned for continued growth ... .... through client focus and an enhanced product offering Key priorities for growth Performance drivers YTD Achieving our medium-term target... Sales & trading rebuild Re-entered select products (incl. commodities) Growth driven by credit flow, client solutions and correlation trading Credit Capitalize on YTD momentum Increase market share Continue product diversification Lower YoY revenues driven by market environment and lack of Brazilian franchise Focus on building on-shore platforms Emerging Markets On-shore expansion Increase market share Improved positioning in Rates / maintained FX Expanded product and distribution teams algorithmic trading, corporate FX, FX derivatives structuring, new FX trading client platform Macro Increase market share in Rates / defend market share in FX Further distribution and product build-out Enhance Rates infrastructure Residual risk positions Reduced by 55% (total assets) and 35% (RWAs) in the last twelve months Positive contribution to P&L YTD Other Position for impending regulatory changes Sell, unwind, re-structure residual risk positions

Equities - stable franchise with strong potential ... 1 ETD = Exchange Traded Derivatives, DES = Direct Execution Services, HVDMA = High Volume Direct Market Access .... we are well positioned to achieve our CHF 1.75 billion average quarterly target Expand derivatives product platform US build-out Emerging markets expansion DES / HVDMA / Delta 1 platform enhancement Leverage ETD strengths Research monetization Key priorities for growth1 Performance drivers YTD Low volumes and client activity; risk- aversion... ....mostly offset by focus on clients and enhancing franchise strengths

IBD - re-energising the franchise to deliver on our target... .... by enhancing coverage, product capabilities and alignment Enhance top 5 position in APAC and EMEA Expand US presence and add coverage bankers selectively elsewhere Integrate Link platform and rebuild IBD LATAM Regain leadership in ECM and M&A and maintain DCM momentum Market wider breadth of securities products Cross-UBS product delivery Key priorities for growth Uncertain capital markets and subdued M&A activity Disproportionate number of elephant deals Increased competitive pressure Performance drivers YTD

Key messages We are delivering on our stated strategy We are executing with better aligned capabilities across the Investment Bank We reconfirm our medium-term targets

Aligned client delivery FICC EQUITIES IBD .... offering superior products & services ... Better aligned ... Structuring, research and quants Client-facing technology IBD as lead corporate marketer .... with market leading delivery Continued focus on client-centric model based on flow and advice ... ....to achieve sustainable profitability Securities distribution Cross-product solutions DERIVATIVES RESEARCH SOLUTIONS M&A GCM ADVICE QUANTS STRUCTURED PRODUCTS MARKET ACCESS / FLOW

Integrated client delivery with partner divisions Increasing partnership and internalization of flows On-shore expansion in emerging markets Group client segmentation Cross-divisional referrals Global Family Offices JV Investment Products and Services ("IPS")

Key messages We are delivering on our stated strategy We are executing with better aligned capabilities across the Investment Bank We reconfirm our medium-term targets

Mitigating the key challenges and risks Challenges and risks Response Uncertain operating environment Scalable, efficient and client-centric business model Growth in resource-constrained environment Active, disciplined management of limits and resources Delivery of front-to-back infrastructure Business line accountability for infrastructure, cost and investment management Fierce competition for top talent Targeted recruitment and talent management Regulatory developments Proactive dialogue with regulators and timely implementation .... will require us to manage, prioritize and optimize resources Maintaining discipline while growing ...

We reconfirm our medium-term targets

Revenues


CHF billion
13.0
~20.0
9M10 annualized
Target

Cost / income ratio


%
~80
~70
9M10
Target

Profit before tax


CHF billion
2.8
~6.0
9M10 annualized
Target

FICC revenues


CHF billion
6.3
>8.0
9M10 annualized
Target

Equities revenues


CHF billion
4.7
>7.0
9M10 annualized
Target

IBD revenues


CHF billion
2.0
>4.0
9M10 annualized
Target

UBS

18

Key messages We are delivering on our stated strategy We are executing with better aligned capabilities across the Investment Bank We reconfirm our medium-term targets

Global Asset Management November 16, 2010 John Fraser Chairman and CEO Global Asset Management Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages Our diversified business model across regions, capabilities and distribution channels remains the valid choice We are building on strong third party institutional net inflows while launching intensified third party wholesale initiatives in the Americas and Europe We are capitalizing on our established emerging market positions Our medium-term ambition remains to exceed CHF 3 billion in annual revenues with an industry-leading cost / income ratio

The industry outlook remains highly attractive Retirement funds Mutual funds USD 52 trillion USD 71 trillion Structural changes will drive asset growth at a significantly faster rate than long- term GDP CAGR 7.7% 1 Investor pool estimates by Cerulli Associates (June 2010) Recession Reduced assets of retired and working population ... increasing future savings requirement Emerging markets Becoming an even more important asset pool Governments Need to reduce support and privatize infrastructure assets

Current industry environment Immediate challenges 1 Net new money figures include US and European mutual funds and are September YTD 2010. Source: ICI, EFAMA 2 Figures indexed to 100 from end of 2007. Figures updated to September 2010. Source: Federal Reserve, ECB Market volatility Recent volatility has affected the performance of most equity asset managers Regulatory environment New regulation is still being developed but no undue constraints for asset managers anticipated Net new money of mutual funds1 Fixed income Balanced Equity Others Money market Total Risk appetite and low yields Deposits and retail money funds2 Margins Industry shift towards passive funds putting pressure on margins (USD billion) US saving deposits US MMFs Europe saving deposits Europe MMFs Reduced investor risk appetite is driving a shift from actively managed mutual funds Money market funds have seen major outflows in favor of bank deposits

....enables us to capture opportunities in shifting market dynamics Global AM's diversified business model... Asset classes1 Regions1 Distribution channels1 Net new money 9M10 CHF 8.5 billion (excl. money market funds) Invested assets 30.9.10: CHF 567 billon 1 Data represents the internal distribution view for regions and distribution channels and production view for asset classes. Alternatives includes Alternative & Quantitative Investments and Infrastructure. Multi-asset includes asset allocation, currency and risk management and is part of the traditional investments business line 2 Includes UBS Investment Bank channel

Key messages Our diversified business model across regions, capabilities and distribution channels remains the valid choice We are building on strong third party institutional net inflows while launching intensified third party wholesale initiatives in the Americas and Europe We are capitalizing on our established emerging market positions Our medium-term ambition remains to exceed CHF 3 billion in annual revenues with an industry-leading cost / income ratio

Monetizing investment performance Third party2 net new money Below benchmark Above or equal to benchmark 1 Performance of key composites is shown on a gross basis versus primary benchmark 2 Includes UBS Investment Bank channel and money market funds (CHF billion) Performance in key strategies relative to benchmark, 30.9.101

Grow third party institutional and wholesale businesses…

	Progress since 2009[1]	Current focus areas
Institutional	• **Passive investments:** expanded our capabilities across traditional passive, non-standard indices, replicating and swap-based ETFs (now have 46 ETFs, with 36 launched since October 2009)	• **Structured Solutions:** create a dedicated team around key new hires to deliver a full range of derivative and risk management capabilities • **Sovereign clients:** bring our successful regional activities under one umbrella with a dedicated Global Sovereign Markets team • **Hedge funds**: targeted hires to drive the expansion of Alternative & Quantitative Investments
Wholesale	• **APAC:** captured strong growth in key markets, in particular Japan • **EMEA:** re-designed the European wholesale mutual fund range to cater to local market needs • **US:** established distribution agreements with top wirehouses	• **EMEA:** establish a dedicated team and leverage a more focused UCITS platform while accelerating ETF distribution • **US:** aggressively market capabilities via top wirehouses, distributing higher value-added strategies

1 Since Investor Day 17 November 2009

UBS

8

....while participating in WM's return to growth Significantly strengthened relationship Global AM now established as preferred provider of core and passive capabilities in an open architecture environment Leverage Ultra High Net Worth team to provide institutional-like advice and solutions Concerted effort to increase distribution of Global AM's mutual funds Extend capabilities to UBS Switzerland's top 1,000 clients Wealth Management Americas Substantial progress driven by high engagement with new leadership team Established a process for closer consultation in product development Integrated WMA's fund of hedge funds business with our Alternative & Quantitative Investments business Refocus mutual fund product range Support WMA's ambition to increase penetration of alternative products to High and Ultra High Net Worth clients Capturing benefits of increased integration Current focus areas Progress since 20091 Wealth Management & Swiss Bank 1 Since Investor Day 17 November 2009

Key messages Our diversified business model across regions, capabilities and distribution channels remains the valid choice We are building on strong third party institutional net inflows while launching intensified third party wholesale initiatives in the Americas and Europe We are capitalizing on our established emerging market positions Our medium-term ambition remains to exceed CHF 3 billion in annual revenues with an industry-leading cost / income ratio

1 China figures include traditional and non-traditional institutional mandates, QFII funds and a non-consolidated JV's assets (not part of Global Asset Management's invested asset figure as reported) 2 Phoenix Finance Fund Companies of the year event 3 2009 Fund Leader Summit in Beijing 4 Awarded by Korea Economic Daily in 2010 for the performance in 2009 5 Includes Africa and Commonwealth of Independent States (CIS) Capitalize on emerging market opportunities Brazil Announced acquisition of Link Investimentos in April 2010 Establish onshore business in 2011, following closing of the acquisition Invested assets (CHF billion) China1 Progress Launched real estate product JV with Gemdale UBS SDIC was awarded Best Innovative Fund Company of the Year2 and Best Corporate Governance3 Initiatives Develop products that utilize diverse capabilities Further expand the co-operation with JV partner SDIC Leverage the Global Sovereign Markets team South Korea Progress Awarded Korea Best Equity Fund of the Year4 Initiatives Expand third party business by further leveraging the relationship with JV partner Hana Middle East5 Progress Established onshore presence in Saudi Arabia Initiatives Build on our presence in Saudi Arabia Deliver a holistic set of investment capabilities through a relationship-oriented advisory approach Leverage the Global Sovereign Markets team

Key messages Our diversified business model across regions, capabilities and distribution channels remains the valid choice We are building on strong third party institutional net inflows while launching intensified third party wholesale initiatives in the Americas and Europe We are capitalizing on our established emerging market positions Our medium-term ambition remains to exceed CHF 3 billion in annual revenues with an industry-leading cost / income ratio

We reconfirm our medium-term targets Operating income CHF billion 9M10 annualized Target >3.0 2.0 Profit before tax CHF billion Target 1.3 0.5 Cost / income ratio % 9M10 Target 50 - 60 ~76 9M10 annualized

Key messages Our diversified business model across regions, capabilities and distribution channels remains the valid choice We are building on strong third party institutional net inflows while launching intensified third party wholesale initiatives in the Americas and Europe We are capitalizing on our established emerging market positions Our medium-term ambition remains to exceed CHF 3 billion in annual revenues with an industry-leading cost / income ratio

Wealth Management Americas November 16, 2010 Robert McCann CEO Wealth Management Americas Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. All data presented is compiled or estimated by UBS or by its Wealth Management Research unit, except where otherwise indicated. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages We are well-positioned to capture opportunities in an evolving landscape We are making progress in executing our strategy Our key business drivers are improving We reconfirm our medium-term targets

UBS offers wealth management across the globe We have a global presence and are increasing our local focus UBS WM Americas ~360 branches 100+ Wealth Management Offices in Switzerland 70+ Wealth Management Offices worldwide 20+ UBS AG Representative Offices UBS Wealth Management Note: Branch network in US and Europe illustrative

Our positioning Invested assets (USD billion) 500 1,000 1,500 2,000 0 10% 30% 50% WF UBS BofA MSSB USD 500 billion Profit margin Private bank / trust models Scale-driven firms Size and agility enable WMA to chart a new course... ....combining the advantages of both large and boutique firms

US competitive landscape Executing focus strategy UBS Wealth Management Americas Major US competitors Building and maintaining a scale model Meeting the demands of HNW / UHNW clients Serving all client segments Operating large new financial advisor training programs Improving capabilities of experienced advisor force Competing channels with financial advisors Building positive momentum with advisors Maintaining expansive national footprints Investing selectively in high-growth markets Changes during the past year

WMA strategy driving improved advisor satisfaction % Less satisfied % More satisfied % About the same 1 Based on Competitor Pulse Survey of 1,006 advisors conducted in May 2010 on a blind basis at the request of UBS. Question: "Compared to 6 months ago, how would you rate your overall satisfaction with [insert firm]?" UBS WMA 52% 61% 32% 60% 56% 32% 15% 33% 8% 7% 12% 33% Competitor A Competitor B Competitor C Change in satisfaction1

Net new money improvement NNM has turned around and inflows continue through 3Q10 NNM including dividends and interest Same-store1 NNM USD billion USD billion 1 NNM from financial advisors who have been with UBS for >12 months (10) (5) 0 5 10 15 20 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 (5) 0 5 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

NNM quality has greatly improved USD billion Recruit1 NNM Termed2 NNM USD billion 1 NNM from financial advisors who have been with UBS for <12 months 2 NNM outflows due to financial advisor departures 0 5 10 15 20 25 30 35 40 45 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 (25) (20) (15) (10) (5) 0 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

Improvement in key business drivers 3Q09 3Q10 3Q10 vs 3Q09 Talent Non-FAs 10,391 9,525 ? Talent Financial advisors 7,286 6,783 ? Talent % FAs with >250k production2 67.8% 77.0% ? Talent % FA attrition rate >250k2,3 17.2% 7.0% ? Talent % FA attrition rate >1m2,3 20.8% 4.7% ? FA Productivity Invested assets / FA4 (million) 92 104 ? FA Productivity Revenue / FA (thousand) 683 782 ? NNM WMA NNM (billion) (9.4) 0.3 ? NNM WMA NNM5 including dividends and interest (billion) (5.0) 4.6 ? NNM WMUS NNM from same-store FAs (billion) (1.4) 0.9 ? 1 CHF converted into USD as follows: 3Q09 spot 1.04, average 1.06; 3Q10 spot 0.98, average 1.01 2 Based on WMUS headcount 3 Annualized 4 Calculated using end-of-period invested assets and financial advisors 5 WMA NNM plus WMUS dividends and interest In USD1

Cost and revenue initiatives update Organizational redesign De-layering/span of control Re-engineering Outsourcing Operational efficiencies Human Resources Rationalize/re-stack Renegotiate Real estate Increase FA assets and revenue Improve NNM Mortgages Securities-based lending Banking solutions Productivity Increase retention Recruit target advisors Advisor mix Alternative investments, annuities, life insurance Asset solutions Initiative Description Cost Revenue = Completed = In progress

We reconfirm our medium-term targets Revenues CHF billion 9M10 annualized Target >6.7 5.6 Cost / income ratio % 9M101 Target 80 - 85 ~97 Revenue / FA CHF thousand Target ~1,000 814 Invested assets / FA CHF million 30.9.10 Target ~120 102 Profit before tax / FA CHF thousand 9M101 Target ~161 29 1 Adjusted to exclude restructuring charges of CHF 167 million and provision related to an arbitration matter of CHF 78 million 9M10 annualized Profit before tax CHF billion Target >1.0 0.2 9M10 annualized1

Key messages We are well-positioned to capture opportunities in an evolving landscape We are making progress in executing our strategy Our key business drivers are improving We reconfirm our medium-term targets

Wealth Management November 16, 2010 Jurg Zeltner Investor Day 2010 CEO UBS Wealth Management

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. All data presented is compiled or estimated by UBS or by its Wealth Management Research unit, except where otherwise indicated. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages We are delivering on our promises We reconfirm our medium-term targets We are well positioned to capture future growth and gain momentum We are leveraging our industry-leading platform to meet evolving client needs

We are executing on our strategy Financial improvement Successful cross- border transformation Positioned our emerging market business to target growth Established Investment Products and Services (IPS) Attracted top talent Created an industry leading, designated Wealth Management unit that brings together product specialists from the Investment Bank and Global AM involved in product development, sales support and execution, all under a single roof Further strengthened our management team and structure - new talent bringing unique global expertise to the table Attracted additional senior client advisors across our strategic growth areas Increased focus by creating a dedicated emerging markets business Organically built several Wealth Management offices over the last 12 months Increased pre-tax profit and gross margin in challenging markets and on significantly lower asset base European onshore business nearing break-even Deferred Prosecution Agreement and US exit commitments completed - new global compliance framework in place Successfully managing cross-border challenges in Europe

4'146 Results show that we are on track with our plans (22.4) 1Q09 (15.6) 2Q09 (16.3) 3Q09 (32.9) 4Q09 (8.0) 1Q10 (5.2) 2Q10 1.0 3Q10 3Q10 2Q10 1Q10 4Q09 1Q09 4,148 4,112 4,138 4,286 5,066 2.3 2.5 825 787 30.9.10 31.12.09 FY09 9M10 annualized 91 93 FY09 9M10 Profit before tax Invested assets Profit before tax and invested assets (CHF billion) Gross margin (bps)1 Net new money (CHF billion) Client advisors (FTE) 1 Gross margin excludes valuation adjustments on a property fund

FX and market development 4 Sensitivity of our results to currencies and equity markets CHF/Other EUR USD by asset class by currency Other Mutual funds Equities A 5% change in EUR or USD against CHF or in equity markets impacts our annualized profit by approximately CHF 100 million UBS Wealth Management invested assets (3Q10) 1 Source: Datastream

Key messages We are delivering on our promises We reconfirm our medium-term targets We are well positioned to capture future growth and gain momentum We are leveraging our industry-leading platform to meet evolving client needs

4 Leading business mix #1 #1 #1 UBS position UBS WM invested assets1 (CHF billion) 1 Due to structural changes, mainly the creation of the emerging markets business, IA Sep 2009 restated; invested assets rounded 2 Clients from neighboring countries have withdrawn over CHF 20 billion over the last twelve months. Neighboring countries refers to clients with domicile UK, Germany, France, Italy and Austria, booked in Switzerland excluding Financial Intermediaries 3 We believe that CHF 15-40 billion are still at risk as a result of changes in tax regulations 4 LatAm, Middle East & Africa and Central & Eastern Europe 5 UHNW clients are those with more than CHF 50 million in investable assets (whether or not booked at UBS). Excludes US t/o UHNW5 315 310 APA C 155 165 Europe2,3 380 320 30.9.09 30.9.10 Net new money (CHF billion) 7 7 (16) (11) #1 Emerging markets4 150 140 (3) (11) 165 165 Switzerland #1 0 (7) 2 (39) 9M09 9M10

APAC – most attractive region: we are at home

WM market and GDP growth 2010-15[1]


WM market growth
GDP growth
16%
9%
6%
4%
Mature markets[2]
Developing markets[3]

Market share: 5%[4] (Mature markets) | 2% (Developing markets)

APAC represents …

Market	31%	of global market capitalisation
Market	29%	of global GDP
Market	~CHF 6,500 bn	new wealth generation through 2015
UBS	~20%	of UBS WM invested assets
UBS	Target: outgrow market by >2x	

APAC offers the most attractive growth opportunity for WM

- Integrated bank leveraged for entrepreneurs
- Strong economic growth creating wealth
- Very high share of wealth not yet managed

Leveraging our leading franchise

- Extending multi-booking center capabilities
- Generating organic growth through hiring local talent
- Capture RMB investment opportunities in HK

Emphasizing domestic market focus

- Present since 1964, market leader
- Strengthening position in Japan
- Capture growth in China

1 IMF real GDP data
2 Excluding Japan; CAGR for mature markets including Japan is 3% for WM market growth and 3% for GDP growth; mature markets include Singapore, Hong Kong, Taiwan, South Korea, Australia and New Zealand
3 Developing markets include China, India, Indonesia, Thailand, Malaysia, Philippines, and all other APAC non mature markets
4 Market share for mature markets including Japan is 3%

UBS

8

Emerging markets – the opportunity

WM market and GDP growth 2010-15



WM market growth
GDP growth
6%
4%
6%
5%
8%
4%
Latin America
Middle East & Africa
Central & Eastern Europe

	Latin America	Middle East & Africa	Central & Eastern Europe
Market share	4%	5%	5%

Emerging markets represent …

Market	**10%**	of global market capitalisation
Market	**14%**	of global GDP
Market	**~CHF 1,100 bn**	new wealth generation through 2015
UBS	**~20%**	of UBS WM invested assets
UBS	**Target: outgrow market by 1.5x**	

A leading position in emerging markets

- Leading wealth management franchise, poised for growth
- Significant hires of key professionals in all regions

We are executing our strategy

- Dedicated emerging markets business
- Organic build-up of several WM offices in past 12 months
  - Launched new offices in Saudi Arabia and Peru
  - Enhanced presences in Mexico and Uruguay
  - Russia and Colombia in progress
- Link Investimentos acquisition in Brazil
- Local content products, services and client solutions

UBS

Source : IMF real GDP data and UBS internal

9

UHNW – an unrivaled franchise

WM market 2010-15
(CHF billion)


+7%
4,500
6,400
2010
2015

Market share 7%

Segment UHNW represents …

Market	~ 25%	of global millionaires' wealth
Market	~CHF 1,900 bn	new wealth generation through 2015
UBS	~40%	of UBS WM invested assets
UBS	Target: outgrow market by 1.5x	

Leading position in fastest-growing business

- Integrated coverage with privileged access to Investment Bank and Global AM, trading around the clock
- Over 500 client advisors covering every major market

Tailored product and service offering

- Institutional-like coverage via exclusive UHNW client teams offering full range of UBS services
- Global Family Office as a joint venture with our Investment Bank with direct access to Global AM
- World-class reporting capabilities, family office platform, Corporate Advisory Group and Philanthropy

We leverage our leading position to accelerate growth

UBS

10

Key messages We are delivering on our promises We reconfirm our medium-term targets We are well positioned to capture future growth and gain momentum We are leveraging our industry-leading platform to meet evolving client needs

? Client confidence levels low post crisis Elevated risk aversion in volatile capital markets Increasing demand for multi-shoring solutions Focus on investment performance The wealth management industry today UBS unique position Challenges for WM industry ? ? ? More demanding clients Tightening cross-border regulation Stricter rules on suitability and pricing disclosure Increasing capital requirements Regulatory changes Volatile global capital markets Low interest rate environment Ongoing challenging markets Increased competition for experienced client advisors and investment managers Competition for talent We serve clients wherever they choose to bank with us Our compliance framework and our ability to adapt quickly to regulatory changes clearly differentiate us We bundle competencies across UBS to identify investment opportunities in all market conditions Client advisors are attracted by our commitment to wealth management and our leading business platform

Global reach and service delivery Robust legal framework Highly qualified and knowledgeable client advisors Investment performance Sophisticated investment opportunities Compliance with enhanced regulatory standards Increasing client demand for global service delivery Early expansion in major onshore markets and strong multiple-booking capabilities Extended offering to address changing client needs Leading risk management and compliance framework UBS acting from a position of strength Cross-border Multi-shore Onshore Onshore Cross-border Multi-shore Different client behavior through changes in regulatory environment Old New Shift of client needs towards...

The foundations of our client service platform Knowledge We systematically enable our client advisors to deliver the very best solutions to our clients across all asset classes Depth Our organization is geared towards bringing the right offering to each client Speed Leverage in-house expertise and quickly channel ideas to our client advisors Performance Successfully managing our client assets is at the heart of our value proposition Generate investment performance Time to client Customized offering Holistic investment advisor Shifted emphasis from asset gathering to managing wealth

Clients Client advisors Investment Products and Services (IPS) Making the best of UBS available to our clients faster Investment Products and Services Investment Bank Wealth Management & Swiss Bank Global Asset Management Combining expertise of the Group Product development Bringing together expertise of product specialists from IB, WM and Global AM Increase frequency and quality of investment ideas Solution selection Systematic development of customized offerings based on client preferences Meet client needs faster and more systematically Sales support Redesign of advisory process, adjustment of IT architecture and targeted training for client advisors Enhance client advisor know-how and effectiveness Bring product and market expertise closer to clients Focus on client performance across all market conditions

Providing holistic investment solutions to clients will increase client loyalty and improve margins IPS will enable our client advisors to provide the right content to our clients and generate substantial incremental revenues Regain client trust by improving investment performance in all market conditions Substantially increase the number of investment ideas and services to clients increasing our share of wallet Ensure investment content competes internally and externally Client-specific service differentiation Client-appropriate pricing Portfolio shift1 Brokerage & Core Advisory Pricing Mandates Lending 86-88 New baseline 91 >100 Gross margin FY 2009 Ambition level Medium-term gross margin target (bps) 1 Our strategy to increase onshore and UHNW share dilutes our gross margin

Performing product shelf Active pre- selection of products Daily investment ideas across all asset classes Targeted offering derived from client profile Global access to research and specialist teams across all asset classes Tailored client advisor workbench Around the clock execution capability Broad range of learning opportunities with UBS Business University Talent management emphasis across the firm Global career opportunities Industry-leading business platform for client advisors... ....making UBS Wealth Management highly attractive for top talent Research & technology Offering Training & development Business platform to support client advisors Global, integrated firm with wealth management at its heart Ongoing improvement of leading business platform and training offerings Strong performance culture

We continue to broaden skills across our organization Strategic management hires with strong expertise and proven track record Selectively hired ~130 experienced and highly qualified senior staff across our organization Attracted around 300 quality client advisors at all levels We have a strong management team in place ....across functions ....across skills ....across cultures A diverse management team...

Key messages We are delivering on our promises We reconfirm our medium-term targets We are well positioned to capture future growth and gain momentum We are leveraging our industry-leading platform to meet evolving client needs

Key enablers to achieve our targets .... we can grow revenues with positive operational leverage .... we were an early mover, successfully developing our onshore business and establishing multi-booking centers .... we are attracting top quality industry professionals again .... we have access to growth through our unique client base and global footprint .... we will differentiate ourselves through our investment performance We are reconfirming our medium-term targets, because...

We reconfirm our medium-term targets Operating income CHF billion Target 10.0 7.4 Profit before tax CHF billion Target 4.6 2.5 Cost / income ratio % 9M10 Target <55 ~67 Invested assets CHF billion Target >1,000 787 Gross margin bps Target >100 93 Client advisors FTE 30.9.10 Target ~4,700 4,148 9M10 annualized 9M10 annualized 30.9.10 9M10

Key messages We are delivering on our promises We reconfirm our medium-term targets We are well positioned to capture future growth and gain momentum We are leveraging our industry-leading platform to meet evolving client needs

November 16, 2010 UBS Switzerland Lukas Gahwiler CEO UBS Switzerland Investor Day 2010

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 16 November 2010, UBS's financial report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2010 contained in this presentation do not constitute estimates of the actual 2010 full-year results. All data presented is compiled or estimated by UBS or by its Wealth Management Research unit, except where otherwise indicated. (c) UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages We reconfirm our medium-term targets Our Retail & Corporate businesses are stable with a high-quality lending portfolio and demonstrated cost discipline We will leverage UBS's leading franchise position in Switzerland and enhance our ability to deliver exceptional value to clients

UBS Switzerland: Selected accomplishments Strategy Integration Regional organization Clients Channels Developed strategy for an integrated UBS Switzerland Defined portfolio of strategic initiatives for the next 2-3 years Established integrated national and regional management teams Introduced cross-selling KPIs and corresponding targets Introduced integrated coverage model for top clients Strengthened sponsoring and marketing activities Defined new branch format, first pilot branches to open in December Ramped up call-center activities Aligned regional structure within the different business segments Restructured corporate banking business in the regions

Switzerland: An attractive home market High levels of value creation in Switzerland Per capita GDP in CHF thousands (2009) Strong growth performance during crisis and beyond Real GDP (indexed, 2005 = 100) Low relative unemployment rate Unemployment rate in % Strong international balance sheet position Net international investment position (assets minus liabilities) in % of GDP Source: Reuters EcoWin, WMR Source: IMF, UBS WMR Source: Reuters EcoWin, UBS WMR Source: IMF, UBS Wealth Management Research (WMR)

UBS Switzerland: Well positioned in our home market Leading franchise in Switzerland - critical mass in all businesses, many top in their field Access to expertise and reach of UBS's global asset gathering and investment banking franchise Integrated approach to a coordinated delivery of the whole bank Large network of ~300 branches with ~4,700 front staff reaching 80% of Swiss wealth Clear differentiation Every third household Every third wealthy individual Every second lawyer and fiduciary Two out of three family offices Almost every second SME >85% of the 1,000 largest corporates >85% of the 325 Swiss- domiciled banks Every third pension fund, thereof 75% of the top 100

UBS Switzerland: Competitive landscape Deposit-rich banks Pure retail banks (Re-)entering the corporate banking market to selectively attack attractive niches Subsidiaries of foreign banks Highly competitive environment for large universal banks due to strategic changes of specialized competitors Investing excess customer deposits through aggressive growth in mortgages Attacking on price, partially piggybacking on existing large distribution networks Private banks Niche players Asset managers Offering expertise and attractive pricing on narrow product range Leveraging global large-scale operations or taking advantage of focus on services/products Rediscovering Swiss onshore banking, moving into lower wealth bands

UBS Switzerland: Focusing on profitable growth In an evolving competitive landscape... .... achieving profitable growth through Leverage existing relationships to increase share of wallet and referrals through integrated bank approach Well-defined strategy to deliver custom- tailored banking solutions with an emphasis on cross-selling High discipline in cost management, effectiveness, and quality of credit portfolio UBS with vast client base, not fully tapped Revenues and margins under pressure from competition, regulation and financial markets Attractive home market with stable economic/ political environment

UBS Switzerland: Well-defined, integrated strategy with focus on where and how to compete Advice & service Solution offering Client focus Strategic cornerstones The leading bank in Switzerland with regards to client satisfaction, employee engagement, and profitability Key enablers Integrated bank delivery Human capital management Process & channel excellence Client focus Grow franchise by building on long- term relationships with focus on rebuilding inactive relationships, retaining and attracting target client groups Advice and service Center advisory process around clients' specific holistic financial needs - with superior execution Solution offering Provide need-driven, client- specific, world-class solutions and products, integrating the bank's expertise Integrated bank delivery Collaborate across segments and divisions to position and deliver the integrated bank with one voice Human capital management Systematically evaluate and develop people to become the most attractive employer in the Swiss banking market Efficiency and productivity Improve efficiency and productivity of end-to-end processes - yet not compromising on risk and compliance Segments Retail WM CH Corporate IB CH AM CH Ambition Reputation Integration Execution Guiding principles Retail WM CH Corporate IB CH AM CH Reputation Integration Execution

Integrated bank model successfully established within UBS Switzerland Cross organizational client coverage Referrals and cross-selling Systematic client development Integrated management Systematic lifecycle approach Focus on cross-selling and increasing share of wallet Systematic approach to client transfers One management team for UBS Switzerland Integrated management in Swiss regions with aligned regional structures Comprehensive client understanding Deep expertise across divisions Coordinated client coverage AM WM IB Retail Corporate Clear accountability for regional collaboration Referral targets for origination units Management Information System for referrals Integration

Leveraging our vast retail client base to capture growth opportunities Improving share of wallet is a large opportunity for UBS Switzerland Systematic approach to increase contacts with clients Standards and procedures for identification of client opportunities Systematic enhancement of lead management (targets, monitoring, coaching) Intensification of outbound calling activities Execution of sales/advisory campaigns Further development of e-/m-channels Focus branches to convert client visits into contacts Retail clients 1 2 3 4 # Products per client 60% of clients with limited use of UBS products New client welcoming concept Fresh and inviting appearance

Focus on cross-selling, not just growth of market share 1 Canceling of entire relationship Clients with high cross-selling rate (CSR) generate higher revenues and have significantly lower defection rates... Net revenues per retail client (2009, indexed, 1 product = 100) Cross-selling rate (indexed) Rate of closed retail client relationships1 (2009, indexed, 1 product = 100) # of products # of products ....cross-selling rate has increased 6% since 2008 100 103 106 2008 2009 YTD 2010

Advisory process as key enabler for loyalty and share of wallet Clients who are taken through advisory process display a higher propensity to... .... stay with UBS ....refer UBS to new clients ....increase UBS share of wallet ....delegate management 70% 60% 40% 65% Application of tool-based Dynamic Wealth Structuring to support the advisory process empowers UBS to develop superior advisory offerings and deliver unique, state-of-the-art wealth planning solutions

New initiatives will increase the value of corporate clients for other businesses Leverage better existing client base for corporate finance products (ECM, DCM, M&A) Introduce new asset/liability- management solutions (e.g., interest rate or foreign exchange derivatives) Asset Management (AM) CH Investment Banking (IB) CH Retail Wealth Management (WM) CH Leverage real estate financing competence centers Develop product packages dedicated for employees of corporate clients Leverage existing client relationships to allow AM better access to corporate pension funds Offer solutions allowing individual employee pension solution plans for corporates Leverage corporate lending capabilities to provide innovative solutions to entrepreneurs Support corporate succession planning with transaction capabilities and access to potential buyers Examples IB CH AM CH WM CH Retail FICC IBD Mandates Funds Executives& Entrepreneurs Real estate Equities Salary accounts Corporate WM CH Executives& Entrepreneurs Aviation Income- producing real estate Executives& Entrepreneurs

Key messages We reconfirm our medium-term targets Our Retail & Corporate businesses are stable with a high-quality lending portfolio and demonstrated cost discipline We will leverage UBS's leading franchise position in Switzerland and enhance our ability to deliver exceptional value to clients

Inherent stability of our Retail & Corporate businesses Industry characteristics The business is inherently stable High share (75%) of recurring revenues Stable businesses, e.g., average duration of fixed-term mortgages >6 years, renewal rate >80% Retail & Corporate business mix (9M10) Business drivers Dependency on exogenous factors Yield curve biggest driver for margin on deposits Overall economic environment (partially driven by CHF exchange rates) biggest driver for credit losses Recurring interest 61% Recurring fees 14% Non-recurring income 25%

Retail and Corporate - profit before tax has improved through disciplined cost control and risk management Operating income (CHF million) Profit before tax (CHF million) Operating expenses (CHF million) Credit loss (expense) / recovery (CHF million) (9%) 13% 1,629 1,847 FY09 9M10 annualized 3,918 3,919 FY09 9M10 annualized 2,289 2,072 FY09 9M10 annualized (178) (16) FY09 9M10 annualized

Costs remain under control The benefits of cost measures initiated in 2009 have materialized... ....and we have launched additional efficiency programs Retail & Corporate operating expenses (CHF million) 2,804 2,524 2,289 2,072 54% 51% 56% 53% 2007 2008 2009 9M10 annualized Operating expenses Cost / income ratio

Retail and Corporate lending portfolio High underwriting standards... Lending portfolio, gross 30.9.10 Residential property 30.9.10 100% = CHF 138 billion ....and a high-quality mortgage lending portfolio across Switzerland 1 This distribution shows the loans in the respective LTV buckets. For example, a CHF 1 million mortgage with LTV = 80% is fully allocated to the "LTV >60-80%" bucket 2 This distribution shows the exposure along the LTV buckets. For example, a CHF 1 million mortgage with LTV= 80% will have its exposure proportionally allocated to respective buckets, e.g. CHF 0.75 million to the "<60%" bucket and CHF 0.25 million to the ">60-80%" bucket 91% 42% 51% 8% 6% <1% 1% 1 > 90% >80% - 90% >60% - 80% < 60% Distribution of loans along LTV 1 Distribution of exposure fraction2 along LTV 1 >80% >60% - 80% < 60% More than 90% of the fractional exposure in buckets with LTV < 60% More than 90% of loans with LTV < 80%

Lending portfolio consequently managed for profitability - not for market share growth UBS outgrown by the market Regional and Cantonal banks increased deposit volume by >CHF 50 billion (>40%) within the last 2.5 years Deposit volume leveraged to fund mortgage business Growth in residential mortgages (%^ 2Q09-2Q10) UBS focusing on quality for profitable growth In 2010, moved from product pricing to client relationship pricing, factoring in Product type (fixed-term, libor-based, etc.) Financing volume Client assets with UBS Local competitive situation Gross margin new mortgages (retail) (Indexed) 100 107 2009 9M10

Key messages We reconfirm our medium-term targets Our Retail & Corporate businesses are stable with a high-quality lending portfolio and demonstrated cost discipline We will leverage UBS's leading franchise position in Switzerland and enhance our ability to deliver exceptional value to clients

We reconfirm our medium-term targets for Retail and Corporate Operating income CHF billion 9M10 annualized Target ~4.3 3.9 Profit before tax CHF billion Target ~1.9 1.8 Cost / income ratio % 9M10 Target <55 ~53 9M10 annualized

Key messages We reconfirm our medium-term targets Our Retail & Corporate businesses are stable with a high-quality lending portfolio and demonstrated cost discipline We will leverage UBS's leading franchise position in Switzerland and enhance our ability to deliver exceptional value to clients

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: November 16, 2010